UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Funko, Inc.

(Name of Issuer)

Class A Common Stock, par value, $0.0001 per share

(Title of Class of Securities)

361008105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105

(1)	Names of reporting persons: Fundamental Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 1,252,032
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 1,252,032

(9)	Aggregate amount beneficially owned by each reporting person: 1,252,032
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 3.1%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 361008105

(1)	Names of reporting persons: Funko International, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 1,030,870
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 1,030,870

(9)	Aggregate amount beneficially owned by each reporting person: 1,030,870
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 2.5%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 361008105

(1)	Names of reporting persons: Kevin G. Keenley
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 49,245*
	(6)	Shared voting power: 1,252,032
	(7)	Sole dispositive power: 49,245*
	(8)	Shared dispositive power: 1,252,032

(9)	Aggregate amount beneficially owned by each reporting person: 1,301,277*
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 3.2%
(12)	Type of reporting person (see instructions): IN

*	Includes call options exercisable into 22,000 shares of Class A Common Stock of the Issuer

CUSIP No. 361008105

(1)	Names of reporting persons: Richard L. McNally
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 1,252,032
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 1,252,032

(9)	Aggregate amount beneficially owned by each reporting person: 1,252,032
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 3.1%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of issuer:

Funko, Inc. (the “Issuer”)

Item 1(b). Address of issuer’s principal executive offices:

2802 Wetmore Avenue

Everett, Washington 98201

Item 2(a). Name of person filing:

This Amendment No. 3 to Schedule 13G is being filed by: (i) Fundamental Capital Partners, LLC, a Delaware limited liability company (“FCP”), (ii) Funko International, LLC, a Delaware limited liability company (“Funko International”), (iii) Kevin G. Keenley, and (iv) Richard L. McNally (all of the foregoing, collectively, the “Reporting Persons”).

FCP is the Manager of Fundamental Capital, LLC, a Delaware limited liability company, which is the Manager of Funko International. Richard McNally and Kevin Keenley are the sole members of and hold voting membership interests in FCP.

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Persons is:

4 Embarcadero Center

Suite 1400

San Francisco, CA 94111

Item 2(c). Citizenship:

FCP and Funko International are limited liability companies organized in Delaware.

Kevin G. Keenley and Richard L. McNally are citizens of the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e). CUSIP No.:

361008105

Item 3.

Not Applicable.

Item 4. Ownership

The ownership information below represents beneficial ownership by the Reporting Persons of Class A Common Stock of the Issuer as of December 31, 2021, based upon 39,929,863 shares of Class A Common Stock outstanding as of November 2, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021, and assumes the conversion of Common Units (“Common Units”) of Funko Acquisition Holdings, L.L.C. beneficially owned by the respective Reporting Persons into shares of Class A Common Stock on a one-for-one basis.

Reporting Person	Amount beneficially owned:		Percent of class:	Sole power to vote or to direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
FCP	1,252,032		3.1%	0		1,252,032	0		1,252,032
Funko International	1,030,870		2.5%	0		1,030,870	0		1,030,870
Kevin G. Keenley	1,301,277	*	3.2%	49,245	*	1,252,032	49,245	*	1,252,032
Richard L. McNally	1,252,032		3.1%	0		1,252,032	0		1,252,032

*	Includes call options exercisable into 22,000 shares of Class A Common Stock of the Issuer

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated February 12, 2018, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13G filed on February 12, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fundamental Capital Partners, LLC

January 31, 2022	By:	/s/ Kevin G. Keenley
	Name: Title:	Kevin G. Keenley Member, Fundamental Capital Partners, LLC

Funko International, LLC

January 31, 2022	By:	/s/ Kevin G. Keenley
	Name: Title:	Kevin G. Keenley Member, Fundamental Capital Partners, LLC

January 31, 2022	By:	/s/ Kevin G. Keenley
	Name:	Kevin G. Keenley

January 31, 2022	By:	/s/ Richard L. McNally
	Name:	Richard L. McNally

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)